1-14908

RECD S.E.C.

AUG 8 2002

1086

02044087

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE 8/31/2002

For the month of August 2002

DUCATI MOTOR HOLDING SPA
(Translation of Registrant's Name Into English)

Via Cavalieri Ducati, 3
40132 Bologna
Italy

PROCESSED
AUG 12 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __ No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__)

DUCATI MOTOR HOLDING ANNOUNCES 2002 FIRST-HALF RESULTS

- Re-iterates Full Year 2002 Revenue and EBITDA Targets -

Bologna, Italy, August 8, 2002 – Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH), *a leading manufacturer of high performance motorcycles, today announced results for the second quarter and six months ended June 30, 2002.*

As previously reported, the Company announced consolidated revenues for the first six-months of 2002 of Euro 236.4 million, an increase of 6.7% over the Euro 221.5 million a year ago. First half 2002 worldwide shipments were flat.

For the first six months of 2002, gross margin was 40.7% versus 40.1% in the previous year, mainly attributable to a positive product mix effect from related products and production efficiencies.

First half 2002 EBITDA (earnings before interest, tax, depreciation and amortization) was Euro 38.8 million and represented 16.4% of sales, down 10.5% versus Euro 43.3 million in the comparable period last year. This is mostly due to costs related to the restructuring of the US distribution network, promotional activities such as the biennial World Ducati Week and investments in the Ducati Desmosedici motorcycle, due to compete in the MotoGP in 2003.

Forex rates affected revenues and EBITDA by Euro 2.6 million and Euro 1.0 million respectively, reducing EBITDA as a percentage of revenues by 24 basis points versus year ago.

Net earnings for the six months were Euro 8.0 million compared to Euro 13.1 million in the prior year period. This is mainly due to factors mentioned above and forex losses mainly related to the devaluation of the US dollar.

"Our first-half results are a record in terms of registrations and revenues, with EBITDA margin in line with our full 2002 year targets," said Carlo Di Biagio, Ducati Chief Executive Officer. "We approach the market over the next few months with an exciting array of innovations. In particular, the 999 Testastretta Superbike – the most advanced, high performance twin-cylinder motorcycle ever produced at the Ducati factory in Bologna – represents a major step forward for the Company. We are also already getting positive signals from our network as we prepare to present the final version of the brand new Multistrada. The Multistrada, a bike offering a unique combination of sport bike performance and design with all-road abilities, will be available for the very first time in 2003 and will represent an additional fifth family for Ducati.

"In addition, our imminent entry into the MotoGP in 2003, a championship with a vast fan base and press following, will ensure huge international media attention for us over the next few months. So, all in all, we face the future with a radically enriched product line up and with a brand that is stronger than ever. As a result, we re-iterate our targets to close 2002 with high single digit top line growth, and an EBTIDA margin around 16% of revenues."

Ducati's net debt at June 30, 2002 was Euro 113,9 million, improving versus the indebtedness of Euro 132.0 million at March 31, 2002, but up by Euro 24,3 million versus Euro 89.6 million in June 2001. The company's net debt to total capitalization ratio was 41% at June 30, 2002 versus 45% at March 31, 2002, and 36% at June 30, 2001.

These results have been approved by the Ducati Board of Directors, pending limited review by Company auditors.

On the racetrack, Troy Bayliss continued to dominate the World Superbike Championship on his Ducati 998 Testastretta. At Brands Hatch on July 28, after cracking a rib in a crash, Bayliss finished third and second, respectively, in the two races. He now leads Edwards by 39 points with three rounds still to go. Meanwhile in the Manufacturer's standings, Ducati's lead over Honda is 48 points.

A conference call with management will take place at 16:00 Italian time, 15:00 GMT or 10:00 EST. To access the call, please go to www.ducati.com, and click on Ducati Investor Relations in the Ducati News section. Furthermore, all Company data are available at the Ducati Investor Relations page.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won ten of the last twelve World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in four market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster and SportTouring. The company's motorcycles are sold in more than 40 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.ducati.com.

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in the Company's 2001 annual report, filed with the U.S. Securities and Exchange Commission on Form 20-F, dated July 1, 2002.

For further information, please contact:

Christopher Spira
Director, Investor Relations and Corporate Communications
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 222
Direct fax: + 39 051 6413 223
E-mail: christopher.spira@ducati.com

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Three Months Ended June 30 2002	Three Months Ended June 30 2001
Net Sales (Euro in thousands, US$ in thousands)				
Motorcycles	€ 107.106	€ 103.696	$ 107.374	$ 103.956
Spare Parts, Accessories, Apparel	22.260	17.121	22.316	17.164
Miscellaneous Other	710	110	712	110
Total net sales	€ 130.076	€ 120.927	$ 130.402	$ 121.230

	June 30 2002	June 30 2001	% Change
Ducati Units			
Motorcycle shipments:			% Change
North America	1.227	1.302	(5,8%)
Main European market	8.795	8.979	(2,0%)
Japan	1.024	976	4,9%
Rest of World	2.116	1.595	32,7%
Total	13.162	12.852	2,4%
Motorcycle product mix:			
Sport Segment (Superbike & Supersport)	4.605	4.106	12,2%
Sport Naked	7.308	7.329	(0,3%)
Sport Touring	1.249	1.417	(11,9%)
Total	13.162	12.852	2,4%
Unofficial Motorcycle Registrations:			% Change
North America	2.109	2.473	(14,7%)
Main European market	10.202	10.286	(0,8%)
Japan	1.225	1.096	11,8%
Rest of World	1.928	1.806	6,8%
Total	15.464	15.661	(1,3%)

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Six Months Ended June 30 2002	Six Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Net Sales (Euro in thousands, US$ in thousands)				
Motorcycles	€ 196.387	€ 189.255	$ 196.879	$ 189.729
Spare Parts, Accessories, Apparel	39.102	31.820	39.200	31.900
Miscellaneous Other	867	429	869	430
Total net sales	€ 236.356	€ 221.504	$ 236.948	$ 222.059

Ducati Units	June 30 2002	June 30 2001	% Change
Motorcycle shipments:			
North America	2.326	2.980	(21,9%)
Main European market	14.983	15.674	(4,4%)
Japan	2.063	1.794	15,0%
Rest of World	3.886	2.869	35,4%
Total	23.258	23.317	(0,3%)
Motorcycle product mix:			
Sport Segment (Superbike & Supersport)	8.955	8.396	6,7%
Sport Naked	12.154	12.854	(5,4%)
Sport Touring	2.149	2.067	4,0%
Total	23.258	23.317	(0,3%)
Unofficial Motorcycle Registrations:			% Change
North America	3.723	3.724	(0,0%)
Main European market	16.655	15.987	4,2%
Japan	2.166	1.808	19,8%
Rest of World	3.171	2.765	14,7%
Total	25.715	24.284	5,9%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Three Months Ended		Three Months Ended		
	June 30 2002	June 30 2001	June 30 2002	June 30 2001	Percent Change
Net Sales	€ 130.076	€ 120.927	$ 130.402	$ 121.230	7,6%
Cost of goods sold	(79.379)	(71.495)	(79.578)	(71.674)	
Gross Profit	50.697	49.432	50.824	49.556	2,6%
Other operating revenues	3.272	2.008	3.280	2.013	
SG&A expenses	(34.218)	(26.613)	(34.304)	(26.680)	
Other operating income/(expense), net	(988)	424	(990)	425	
Depreciation & amortization	(8.033)	(7.854)	(8.053)	(7.874)	
Operating income/(loss)	10.730	17.397	10.757	17.440	(38,3%)
Financing expense, net	(6.047)	(3.107)	(6.062)	(3.115)	
Other non-operating income/(expense), net	(14)	(49)	(14)	(49)	
Profit/(loss)before income taxes and min.interest	4.669	14.241	4.681	14.276	(67,2%)
Income taxes	(2.194)	(6.087)	(2.198)	(6.102)	
Net profit/(loss)	€ 2.475	€ 8.154	$ 2.483	$ 8.174	(69,6%)
Earnings per share	€ 0,02	€ 0,05	$ 0,02	$ 0,05	
Shares outstanding	158.500.963	158.500.963	158.500.963	158.500.963	

					Percent Change
Other Financial Data					
Motorcycles Produced (Units)	10.753	11.437			(6,0%)
Motorcycles Sold (Units)	13.162	12.852			2,4%
Unofficial Registrations (Units)	15.464	15.661			(1,3%)
EBITDA	18.749	25.202	18.796	25.265	(25,6%)
EBITDA Margin	14,4%	20,8%			

Note : On June 30, 2002 US$1= 0,9975 Euros

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Six Months Ended		Six Months Ended		
	June 30 2002	June 30 2001	June 30 2002	June 30 2001	Percent Change
Net Sales	€ 236.356	€ 221.504	$ 236.948	$ 222.059	6,7%
Cost of goods sold	(140.187)	(132.687)	(140.538)	(133.020)	
Gross Profit	96.169	88.817	96.410	89.039	8,3%
Other operating revenues	5.511	3.027	5.525	3.035	
SG&A expenses	(61.744)	(48.642)	(61.899)	(48.764)	
Other operating income/(expense), net	(1.133)	2	(1.136)	2	
Depreciation & amortization	(15.645)	(14.848)	(15.685)	(14.885)	
Operating income/(loss)	23.158	28.356	23.215	28.427	(18,3%)
Financing expense, net	(8.368)	(5.087)	(8.389)	(5.100)	
Other non-operating income/(expense), net	0	129	0	129	
Profit/(loss)before income taxes and min.interest	14.790	23.398	14.826	23.456	(36,8%)
Income taxes	(6.777)	(10.300)	(6.794)	(10.327)	
Net profit/(loss)	€ 8.013	€ 13.098	$ 8.032	$ 13.129	(38,8%)
Earnings per share	€ 0,05	€ 0,08	$ 0,05	$ 0,08	
Shares outstanding	158.500.963	158.500.963	158.500.963	158.500.963	

					Percent Change
Other Financial Data					
Motorcycles Produced (Units)	22.510	24.582			(8,4%)
Motorcycles Sold (Units)	23.258	23.317			(0,3%)
Unofficial Registrations (Units)	25.715	24.284			5,9%
EBITDA	38.803	43.333	38.900	43.441	(10,5%)
EBITDA Margin	16,4%	19,6%			

Note : On June 30, 2002 US$1= 0,9975 Euros

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, except per share and share amounts)

	June 30, 2002		June 30, 2001	
	€	%	€	%
Current assets				
Cash and cash equivalents	19.668		24.720	
Trade receivables, net	112.784		84.515	
Inventories	91.830		94.611	
Other current assets	18.630		12.024	
Total current assets	242.912	54.1%	215.870	52.9%
Non current assets				
Property, plant and equipment-net	61.406		54.826	
Intangible fixed assets, net	129.060		136.897	
Equity investments	1		84	
Other long-term assets	15.626		670	
Total non current assets	206.093	45.9%	192.477	47.1%
Total assets	449.005	100.0%	408.347	100.0%
Current liabilities				
Short-term bank borrowings	36.494		914	
Current portion of long-term debt	2.735		2.422	
Accounts payable - trade	88.241		87.179	
Income and other taxes payables	7.221		11.033	
Other current liabilities	17.507		17.804	
Provisions for risks and charges - current portion	9.468		10.243	
Total current liabilities	161.666	36.1%	129.595	31.7%
Long-term liabilities				
Long-term debt, net of current portion	91.000		91.000	
Employees' leaving entitlement	6.352		5.162	
Deferred income taxes	5.392		2.528	
Other long-term liabilities	18.382		20.043	
Provision for risks and charges - long term portion	3.262		3.305	
Total long-term liabilities	124.388	27.7%	122.038	29.9%
Total liabilities	286.054		251.633	
Total Group shareholders' equity	162.951	36.2%	156.714	38.4%
Total liabilities and shareholders' equity	449.005	100%	408.347	100%
Memo : Net consolidated financial position	(113.943)		(89.559)	

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands, except per share and share amounts)

	June 30, 2002		June 30, 2002	
	US$	%	US$	%
Current assets				
Cash and cash equivalents	19.619		24.658	
Trade receivables, net	112.503		84.304	
Inventories	91.600		94.374	
Other current assets	18.583		11.994	
Total current assets	242.305	54.1%	215.330	52.9%
Non current assets				
Property, plant and equipment-net	61.252		54.689	
Intangible fixed assets, net	128.737		136.555	
Equity investments	1		84	
Other long-term assets	15.587		668	
Total non current assets	205.577	45.9%	191.996	47,1%
Total assets	447.882	100.0%	407.326	100.0%
Current liabilities				
Short-term bank borrowings	36.403		912	
Current portion of long-term debt	2.728		2.416	
Accounts payable - trade	88.020		86.961	
Income and other taxes payables	7.203		11.005	
Other current liabilities	17.463		17.759	
Provisions for risks and charges - current portion	9.444		10.217	
Total current liabilities	161.261	36.1%	129.270	31.7%
Long-term liabilities				
Long-term debt, net of current portion	90.773		90.773	
Employees' leaving entitlement	6.336		5.149	
Deferred income taxes	5.379		2.522	
Other long-term liabilities	18.336		19.993	
Provisionfor risks and charges - long term portion	3.254		3.297	
Total long-term liabilities	124.078	27.7%	121.734	29.9%
Total liabilities	285.339		251.004	
Total Group shareholders' equity	162.543	36.2%	156.322	38.4%
Total liabilities and shareholders' equity	447.882	100.0%	407.326	100.0%
Memo : Net consolidated financial position	(113.658)		(89.335)	

DUCATI MOTOR HOLDING ANNUNCIA I RISULTATI
PER IL PRIMO SEMESTRE 2002
- Riafferma gli obiettivi di fatturato ed EBITDA per l'anno 2002 -

Bologna, 8 agosto 2002 – Ducati Motor Holding S.p.A. (NYSE: DMH e Borsa Italiana S.p.A: DMH), *azienda leader nella costruzione di motociclette ad alte prestazioni, ha annunciato oggi i risultati per il secondo trimestre ed il primo semestre conclusosi il 30 giugno 2002.*

Come precedentemente riportato, la Società ha annunciato che le vendite consolidate nel primo semestre 2002 sono state pari a 236,4 milioni di Euro, con un incremento del 6,7% rispetto ai 221,5 milioni di Euro dello stesso periodo del 2001. A livello mondiale il numero di motociclette vendute è rimasto invariato.

Per il primi sei mesi del 2002, il margine lordo è stato del 40,7% rispetto al 40,1% dell'anno precedente, grazie soprattutto all'effetto positivo del mix di prodotto derivante dai prodotti correlati e alle efficienze produttive.

L'EBITDA (profitto prima di ammortamenti, oneri finanziari ed imposte) è stato di 38,8 milioni di Euro ed ha rappresentato il 16,4% delle vendite, con un calo del 10,5% rispetto ai 43,3 milioni di Euro dello stesso periodo dell'anno precedente. Questa flessione è stata causata, in gran parte, dai costi relativi alla ristrutturazione della rete di distribuzione negli Stati Uniti, dalle spese per l'organizzazione del WDW2002 e dai costi di sviluppo della moto che correrà il MotoGP nel 2003.

I tassi di cambio hanno influito negativamente sulle vendite e sull'EBIDTA per 2,6 milioni di Euro e per 1,0 milioni di Euro, rispettivamente, riducendo l'EBITDA come percentuale delle vendite di 24 punti base verso l'anno precedente.

L'utile netto per i sei mesi è stato di 8,0 milioni di Euro rispetto ai 13,1 milioni di Euro dello stesso periodo dell'anno precedente. Ciò è stato principalmente causato dai fattori sopra citati nonché per l'effetto di perdite su cambi, in particolare legate alla svalutazione del dollaro americano.

"I nostri risultati per il primo semestre rappresentano un record in termini di immatricolazioni e di fatturato, mentre l' EBITDA risulta in linea con i nostri obiettivi per l'anno 2002," ha dichiarato Carlo Di Biagio, Amministratore Delegato Ducati. "Affronteremo il mercato nei prossimi mesi con grandi innovazioni. In particolare, la Superbike 999 Testastretta – la moto più avanzata e dalle migliori prestazioni mai costruita in Ducati – rappresenta un importante passo in avanti per l'azienda. Stanno anche arrivando segnali molto positivi dal mercato riguardo la versione finale della nuova Multistrada. La Multistrada, una moto che associa le prestazioni ed il design delle moto sportive alle caratteristiche delle moto destinate ad ogni tipo di strada, sarà disponibile per la prima volta nel 2003 e rappresenterà la quinta famiglia di motociclette Ducati.

"Inoltre, il nostro imminente ingresso nel campionato MotoGP nel 2003, un campionato che vanta un ampio seguito di appassionati e stampa, ci garantirà una grande attenzione da parte dei media a livello mondiale nei prossimi mesi. Quindi, tutto considerato, guardiamo al futuro con la fiducia grazie ad una linea di prodotti profondamente arricchita e ad un marchio più forte che mai. Per l'intero anno 2002 riaffermiamo i nostri obbiettivi di crescita del fatturato tra il 6 e il 9%, con un margine di EBITDA intorno al 16% del fatturato".

Il debito netto della Ducati al 30 giugno 2002, era di 113,9 milioni di Euro, un miglioramento rispetto all'indebitamento di 132.0 milioni di Euro al 31 marzo 2002, ma un aumento di 24,3 milioni di Euro rispetto agli 89,6 milioni di Euro al 30 giugno 2001. Il debito netto della Società, in rapporto al totale del capitale investito, era del 41% al 30 giugno 2002, rispetto del 45% al 31 marzo 2002 ed al 36% al 30 giugno 2001.

I risultati semestrali sono stati approvati dal Consiglio d'Amministrazione della Ducati, e sono in attesa del completamento della revisione limitata da parte della società di revisione.

Troy Bayliss continua a dominare il Campionato Mondiale Superbike con la sua Ducati 998 Testastretta. A Brands Hatch il 28 luglio, dopo essersi fratturato una costola durante le prove, Bayliss ha concluso le due manche con un terzo e un secondo posto, rispettivamente. Ora guida la classifica con 39 punti di vantaggio su Edwards quando mancano tre gare alla fine del Campionato. Per quanto riguarda la classifica costruttori, Ducati è al primo posto con 48 punti di vantaggio sull'Honda.

Una conference call con il management della Ducati se terrà alle 16.00 ora italiana; 15.00 GMT oppure 10.00 EST. Per ascoltare la conference call, cliccare su www.ducati.com, e poi su Ducati Investor Relations nella sezione Ducati News. Inoltre, tutti dati dell'azienda sono disponibili nella pagina Investor Relations.

Fondata nel 1926, la Ducati produce motociclette di ispirazione sportiva, caratterizzate da potenti motori "desmodromici", design innovativo e tecnologia all'avanguardia. La gamma di moto Ducati comprende 4 segmenti di mercato, che variano per caratteristiche tecniche e di design e per tipologia di clientela: Superbike, Super Sport, Monster e SportTouring. Le moto sono vendute in oltre 40 paesi in tutto il mondo, con una concentrazione maggiore nei mercati europeo e nord-americano. Ducati si è aggiudicata dieci degli ultimi dodici titoli del Campionato Mondiale Superbike e più vittorie individuali di tutte le altre case concorrenti messe assieme. Per ulteriori informazioni sulla società, potete visitare il nostro sito web http://www.ducati.com.

Questo comunicato stampa contiene affermazioni e previsioni future soggette a rischi che potrebbero causare differenze sostanziali tra i risultati effettivi e quelli anticipati, così come descritto nel prospetto della Società del 23 marzo 1999, e nel documento 20-F datato 1 luglio, 2002.

Per informazioni contattare:
Christopher Spira
Direttore, Investor Relations e Corporate Communications
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 222
Direct fax: + 39 051 6413 223
E-mail: christopher.spira@ducati.com

Ducati Motor Holding S.p.A. e controllate
Dati relativi al fatturato e alle unità vendute

	Tre Mesi al 30 Giugno 2002	Tre Mesi al 30 Giugno 2001	Tre Mesi al 30 Giugno 2002	Tre Mesi al 30 Giugno 2001
Fatturato (in migliaia di Euro/in migliaia di Dollari)				
Motociclette	€ 107.106	€ 103.696	$ 107.374	$ 103.956
Parti di ricambio, accessori, abbigliamento	22.260	17.121	22.316	17.164
Altro	710	110	712	110
Totale fatturato	€ 130.076	€ 120.927	$ 130.402	$ 121.230

Unità di motociclette Ducati vendute			Variazione %
Nord America	1.227	1.302	(5,8%)
Principali paesi europei	8.795	8.979	(2,0%)
Giappone	1.024	976	4,9%
Resto del Mondo	2.116	1.595	32,7%
Totale	13.162	12.852	2,4%

Mix di prodotto di motociclette			
Segmento Sport (Superbike & Supersport)	4.605	4.106	12,2%
Monster	7.308	7.329	(0,3%)
Sport Touring	1.249	1.417	(11,9%)
Totale	13.162	12.852	2,4%

Immatricolazioni non ufficiali			Variazione %
Nord America	2.109	2.473	(14,7%)
Principali paesi europei	10.202	10.286	(0,8%)
Giappone	1.225	1.096	11,8%
Resto del Mondo	1.928	1.806	6,8%
Totale	15.464	15.661	(1,3%)

Ducati Motor Holding S.p.A. e controllate
Dati relativi al fatturato e alle unità vendute

	Sei Mesi al 30 Giugno 2002	Sei Mesi al 30 Giugno 2001	Sei Mesi al 30 Giugno 2002	Sei Mesi al 30 Giugno 2001
Fatturato (in migliaia di Euro/in migliaia di Dollari)				
Motociclette	€ 196.387	€ 189.255	$ 196.879	$ 189.729
Parti di ricambio, accessori, abbigliamento	39.102	31.820	39.200	31.900
Altro	867	429	869	430
Totale fatturato	€ 236.356	€ 221.504	$ 236.948	$ 222.059

			Variazione %
Unità di motociclette Ducati vendute			
Nord America	2.326	2.980	(21,9%)
Principali paesi europei	14.983	15.674	(4,4%)
Giappone	2.063	1.794	15,0%
Resto del Mondo	3.886	2.869	35,4%
Totale	23.258	23.317	(0,3%)
Mix di prodotto di motociclette			
Segmento Sport (Superbike & Supersport)	8.955	8.396	6,7%
Monster	12.154	12.854	(5,4%)
Sport Touring	2.149	2.067	4,0%
Totale	23.258	23.317	(0,3%)

			Variazione %
Immatricolazioni non ufficiali			
Nord America	3.723	3.724	(0,0%)
Principali paesi europei	16.655	15.987	4,2%
Giappone	2.166	1.808	19,8%
Resto del Mondo	3.171	2.765	14,7%
Totale	25.715	24.284	5,9%

Ducati Motor Holding S.p.A.
Conto Economico consolidato
(Euro in migliaia, Dollari in Migliaia, ad eccezione delle azioni e ammontare delle azioni)

	Tre Mesi al		Tre Mesi al		
	30 Giugno 2002	30 Giugno 2001	30 Giugno 2002	30 Giugno 2001	Variazione Percentuale
Ricavi delle vendite e delle prestazioni	€ 130.076	€ 120.927	$ 130.402	$ 121.230	7,6%
Costo del venduto	(79.379)	(71.495)	(79.578)	(71.674)	
Margine di contribuzione	50.697	49.432	50.824	49.556	2,6%
Altri ricavi operativi	3.272	2.008	3.280	2.013	
Costi commerciali, generali e amministrativi	(34.218)	(26.613)	(34.304)	(26.680)	
Altri proventi (oneri)	(988)	424	(990)	425	
Ammortamenti	(8.033)	(7.854)	(8.053)	(7.874)	
Risultato operativo	10.730	17.397	10.757	17.440	(38,3%)
Proventi e (oneri) finanziari, netti	(6.047)	(3.107)	(6.062)	(3.115)	
Proventi e (oneri) straordinari, netti	(14)	(49)	(14)	(49)	
Utile (perdita) prima delle imposte	4.669	14.241	4.681	14.276	(67,2%)
Importe sul reddito	(2.194)	(6.087)	(2.198)	(6.102)	
Utile (perdita) netto del periodo	€ 2.475	€ 8.154	$ 2.483	$ 8.174	(69,6%)
Utile (perdita) per azione	€ 0,02	€ 0,05	$ 0,02	$ 0,05	
Numero azioni	158.500.963	158.500.963	158.500.963	158.500.963	

Altri dati finanziari					Variazione Percentuale
Motociclette prodotte (Unità)	10.753	11.437			(6,0%)
Motociclette vendute (Unità)	13.162	12.852			2,4%
Immatricolazioni (Unità)	15.464	15.661			(1,3%)
EBITDA	18.749	25.202	18.796	25.265	(25,6%)
EBITDA Percentuale di incidenza sul fatturato	14,4%	20,8%			

Note : Al 30 Giugno 2002 US$1= 0,9975 Euro

Ducati Motor Holding S.p.A.
Conto Economico consolidato
(Euro in migliaia, Dollari in Migliaia, ad eccezione delle azioni e ammontare delle azioni)

	Sei Mesi al		Sei Mesi al		
	30 Giugno 2002	30 Giugno 2001	30 Giugno 2002	30 Giugno 2001	Variazione Percentuale
Ricavi delle vendite e delle prestazioni	€ 236.356	€ 221.504	$ 236.948	$ 222.059	6,7%
Costo del venduto	(140.187)	(132.687)	(140.538)	(133.020)	
Margine di contribuzione	96.169	88.817	96.410	89.039	8,3%
Altri ricavi operativi	5.511	3.027	5.525	3.035	
Costi commerciali, generali e amministrativi	(61.744)	(48.642)	(61.899)	(48.764)	
Altri proventi (oneri)	(1.133)	2	(1.136)	2	
Ammortamenti	(15.645)	(14.848)	(15.685)	(14.885)	
Risultato operativo	23.158	28.356	23.215	28.427	(18,3%)
Proventi e (oneri) finanziari, netti	(8.368)	(5.087)	(8.389)	(5.100)	
Proventi e (oneri) straordinari, netti	0	129	0	129	
Utile (perdita) prima delle imposte	14.790	23.398	14.826	23.456	(36,8%)
Importe sul reddito	(6.777)	(10.300)	(6.794)	(10.327)	
Utile (perdita) netto del periodo	€ 8.013	€ 13.098	$ 8.032	$ 13.129	(38,8%)
Utile (perdita) per azione	€ 0,05	€ 0,08	$ 0,05	$ 0,08	
Numero azioni	158.500.963	158.500.963	158.500.963	158.500.963	
Altri dati finanziari					Variazione Percentuale
Motociclette prodotte (Unità)	22.510	24.582			(8,4%)
Motociclette vendute (Unità)	23.258	23.317			(0,3%)
Immatricolazioni (Unità)	25.715	24.284			5,9%
EBITDA	38.803	43.333	38.900	43.441	(10,5%)
EBITDA Percentuale di incidenza sul fatturato	16,4%	19,6%			

Note : Al 30 Giugno 2002 US$1= 0,9975 Euro

Ducati Motor Holding S.p.A.
Stati Patrimoniali Consolidati
(Euro/1000 ad eccezione del n.di azioni e valore azioni)

	30 Giugno 2002		30 Giugno 2001	
	€	%	€	%
Attività Correnti				
Cassa, conti correnti bancari e titoli	19.668		24.720	
Crediti commerciali netti verso clienti	112.784		84.515	
Rimanenze Finali	91.830		94.611	
Altre attività correnti	18.630		12.024	
Totale attività correnti	242.912	54,1%	215.870	52,9%
Attività immobilizzate				
Immobilizzazioni materiali nette	61.406		54.826	
Immobilizzazioni immateriali nette	129.060		136.897	
Partecipazioni	1		84	
Altre attività immobilizzate	15.626		670	
Totale attività immobilizzate	206.093	45,9%	192.477	47,1%
Totale attività	449.005	100,0%	408.347	100,0%
Passività correnti				
Debiti verso banche a breve	36.494		914	
Quota corrente dei finanziamenti a lungo termine	2.735		2.422	
Debiti commerciali verso fornitori	88.241		87.179	
Debiti tributari	7.221		11.033	
Altre passività correnti	17.507		17.804	
Fondi per rischi ed oneri-quota corrente	9.468		10.243	
Totale passività correnti	161.666	36,1%	129.595	31,7%
Passività a medio-lungo termine				
Finanziamenti a L/T al netto della quota corrente	91.000		91.000	
Trattamento di fine rapporto	6.352		5.162	
Imposte differite	5.392		2.528	
Altre passività a medio-lungo termine	18.382		20.043	
Fondi per rischi e oneri, quota a medio-lungo termine	3.262		3.305	
Totale passivita a medio-lungo termine	124.388	27,7%	122.038	29,9%
Totale passività	286.054		251.633	
Patrimonio netto	162.951	36,2%	156.714	38,4%
Totale passività e patrimonio netto	449.005	100%	408.347	100%
Memo : Posizione Finanziaria Netta Consolidata	(113.943)		(89.559)	

Ducati Motor Holding S.p.A.
Stati Patrimoniali Consolidati
(US$/000 ad eccezione del n.azioni e valore azioni)

	30 Giugno 2002		30 Giugno 2001	
	US$	%	US$	%
Attività Correnti				
Cassa, conti correnti bancari e titoli	19.619		24.658	
Crediti commerciali netti verso clienti	112.503		84.304	
Rimanenze Finali	91.600		94.374	
Altre attività correnti	18.583		11.994	
Totale attività correnti	242.305	54,1%	215.330	52,9%
Attività immobilizzate				
Immobilizzazioni materiali nette	61.252		54.689	
Immobilizzazioni immateriali nette	128.737		136.555	
Partecipazioni	1		84	
Altre attività immobilizzate	15.587		668	
Totale attività immobilizzate	205.577	45,9%	191.996	47,1%
Totale attività	447.882	100,0%	407.326	100,0%
Passività correnti				
Debiti verso banche a breve	36.403		912	
Quota corrente dei finanziamenti a lungo termine	2.728		2.416	
Debiti commerciali verso fornitori	88.020		86.961	
Debiti tributari	7.203		11.005	
Altre passività correnti	17.463		17.759	
Fondi per rischi ed oneri-quota corrente	9.444		10.217	
Totale passività correnti	161.261	36,1%	129.270	31,7%
Passività a medio-lungo termine				
Finanziamenti a L/T al netto della quota corrente	90.773		90.773	
Trattamento di fine rapporto	6.336		5.149	
Imposte differite	5.379		2.522	
Altre passività a medio-lungo termine	18.336		19.993	
Fondi per rischi e oneri, quota a medio-lungo termine	3.254		3.297	
Totale passivita a medio-lungo termine	124.078	27,7%	121.734	29,9%
Totale passività	285.339		251.004	
Patrimonio netto	162.543	36,2%	156.322	38,4%
Totale passività e patrimonio netto	447.882	100,0%	407.326	100,0%
Memo : Posizione Finanziaria Netta Consolidata	(113.658)		(89.335)	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING S.p.A.

By: F. Minoli
Name: Federico Minoli
Title: Chairman

Date: August 8, 2002